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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*




                         FLEXTRONICS INTERNATIONAL LTD.
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                                (Name of Issuer)

                   Ordinary Shares, Singapore $0.01 par value
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                         (Title of Class of Securities)

                                    Y2573F102
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                                 (CUSIP Number)


                               David K. Michaels
                               Fenwick & West LLP
                              Two Palo Alto Square
                               Palo Alto, CA 94306
                                 (415) 494-0600

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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                October 30, 1997
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             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

*The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                               (Page 1 of 6 Pages)


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                                  SCHEDULE 13D


CUSIP NO.    Y2573F102                                         PAGE 2 OF 6 PAGES

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   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         S.  L.  Hui
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                      (b)  |_|
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS
         OO
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or (e)                                               |_|
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Malaysia
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                         7    SOLE VOTING POWER
        NUMBER
          OF
                              1,647,000
                         -------------------------------------------------------
        SHARES           8    SHARED VOTING POWER
     BENEFICIALLY
        OWNED                 Not Applicable
                         -------------------------------------------------------
          BY             9    SOLE DISPOSITIVE POWER
         EACH
      REPORTING               1,647,000
                         -------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER
         WITH
                              Not Applicable
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   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,647,000
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   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)EXCLUDES CERTAIN SHARES |_|
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   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.8%
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   14    TYPE OF REPORTING PERSON
         IN
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                                                               Page 3 of 6 Pages

ITEM 1.        SECURITY AND ISSUER.

               This statement relates to the Ordinary Shares, Singapore $0.01 par value ("Ordinary Shares"), of Flextronics International Ltd., a company organized under the laws of Singapore (the "Issuer"). The 1,647,000 Ordinary Shares which are the subject of this statement will be referred to as the "Shares" throughout this statement. The principal executive offices of the Issuer are located at 514 Chai Chee Lane, #04-13, Bedok Industrial Estate, Singapore 469029.

ITEM 2.        IDENTITY AND BACKGROUND.

        (a)     Name: Hui Shing Leong

        (b) Residence or business address: No. 8 Jalan 15, Cangkat Minden, 11700 Glugor, Penang, Malaysia

        (c) Present principal employment: Managing Director, CS Hui Holdings Sdn. Bhd., Plot 540, Lorong Perusahaan 6A, Prai Industrial Estate, 13600 Prai, Tenang, Malaysia

        (d)     Criminal convictions: None

        (e)     Civil proceedings: None

        (f)     Citizenship: Malaysia

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On October 19, 1997, the Issuer, Neutronics Electronic Industries Holding A.G. ("Target"), the Reporting Person, Osterreichische Philips Industrie GmbH ("Philips I"), Philips Beteiligungs GmbH ("Philips II") and Walter Mayrhofer (the Reporting Person, Philips I, Philips II and Mr. Mayrhofer collectively, the "Stockholders") entered into an Exchange Agreement pursuant to which the Stockholders agreed to exchange 1,472,000 ordinary shares of Target for 2,806,000 Ordinary Shares (the "Exchange"). The Exchange was consummated on October 30, 1997 and the Reporting Person acquired 1,647,000 Ordinary Shares in exchange for 864,000 ordinary shares of Target owned by the Reporting Person. No part of the purchase price for the Shares is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

ITEM 4.        PURPOSE OF TRANSACTION.

               The Reporting Person has acquired the Shares for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business.

               The Reporting Person from time to time intends to review his investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person will take such actions




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                                                               Page 4 of 6 Pages

in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time. If the Reporting Person believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, it may acquire Ordinary Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Person may determine to dispose of some or all of the Shares currently owned by the Reporting Person or otherwise acquired by the Reporting Person either in the open market or in privately negotiated transactions.

               Except as set forth herein, the Reporting Person has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above. With respect to (d), the Reporting Person was appointed to the Board of Directors of the Issuer, effective October 30, 1997.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

        (a) As of the date of this statement, the Reporting Person beneficially owns a total of 1,647,000 Ordinary Shares. The 1,647,000 Ordinary Shares beneficially owned by the Reporting Person on the date of this statement represent a beneficial ownership of approximately 8.8% of the Issuer's outstanding Ordinary Shares, based upon the Issuer's Nasdaq National Market Notification Form dated October 30, 1997, stating that 18,800,917 Ordinary Shares will be outstanding immediately after the issuance of the Ordinary Shares pursuant to the Exchange.

        (b) The Reporting Person has sole power to vote and to direct the vote of, and sole power to dispose or to direct the disposition of, all 1,647,000 Ordinary Shares which he beneficially owns on the date of this statement.

        (c) Except as set forth herein, the Reporting Person has not effected any transaction in the Issuer's Ordinary Shares during the past 60 days.

        (d) No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any Ordinary Shares beneficially owned by the Reporting Person on the date of this statement.

        (e)     Not applicable.


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                                                               Page 5 of 6 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        None



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                                                               Page 6 of 6 Pages

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 10, 1997

                                         /s/ S.L. Hui
                                         -------------------------------
                                         S.L. Hui